Filed by BlackRock Municipal Income Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniHoldings Investment Quality Fund

File No.: 333-260149

Date: February 7, 2022

BLACKROCK FUND MERGERS

SHAREHOLDER APPROVAL REQUIRED

MAKE YOUR VOICE HEARD - PLEASE VOTE NOW

BlackRock MuniHoldings Investment Quality Fund (MFL)

Dear Shareholder

Due to the lack of shareholder participation, the Joint Special Meeting of shareholders of MFL originally scheduled for February 4, 2022, was adjourned to March 4, 2022, at 10:30 a.m. (Eastern Time). You are receiving this REMINDER notice because you held shares in MFL on the record date and we have not received your vote.

The Board of Trustees of MFL believes that the fund merger proposal that the shareholders of MFL are being asked to vote upon is in the best interests of MFL and its shareholders and unanimously recommends that you vote “FOR” the proposal.

If you have any questions concerning the proposal or would like to cast your vote with a live proxy voting specialist, please feel free to contact Georgeson LLC, toll free at 1-888-505-9118.

Vote Online
by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions

Vote by Phone
by calling the toll-free number on the enclosed proxy card or voting instruction form and following the simple instructions

Vote by Mail
by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting
WWW.PROXY-DIRECT .COM/BLK-32392 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-888-505-9118.

SHAREOWNER DISTRIBUTION	MFL_ADJ_0222